UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Reliance Steel & Aluminum Co. Master 401(k) Plan Financial Statements and Supplemental Schedules As of December 31, 2014 and 2013 and For the Year Ended December 31, 2014

Reliance Steel & Aluminum Co. Master 401(k) Plan

Financial Statements and Supplemental Schedules

As of December 31, 2014 and 2013 and

For the Year Ended December 31, 2014

Reliance Steel & Aluminum Co. Master 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

We have audited the accompanying statements of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2014 and assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Los Angeles, California

June 22, 2015

Financial Statements

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2014	2013

Assets

Investment, at fair value:
Plan interest in Master Trust	$874,557,601	$758,947,434

Receivables:
Notes receivable from participants	25,496,382	21,731,104
Employer contributions	6,303,990	6,140,934
Total receivables	31,800,372	27,872,038

Total assets	906,357,973	786,819,472

Liabilities

Excess contributions payable	691,961	428,708

Total liabilities	691,961	428,708

Net assets available for benefits at fair value	905,666,012	786,390,764

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	(294,444)	(311,771)

Net assets available for benefits	$905,371,568	$786,078,993

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2014

Additions

Income:
Plan interest in Master Trust investment gain, net	$21,065,319
Interest from notes receivable from participants	971,978
Total income	22,037,297

Contributions:
Participant	34,167,455
Employer, net of forfeitures	18,873,203
Rollover	1,961,743
Total contributions, net	55,002,401

Transfers from other plans	101,102,595

Total additions	178,142,293

Deductions

Benefits paid to participants and beneficiaries	58,697,655
Administrative expenses	109,132
Deemed distributions of notes receivable from participants	42,931
Total deductions	58,849,718

Net increase	119,292,575

Net assets available for benefits, beginning of year	786,078,993

Net assets available for benefits, end of year	$905,371,568

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

1.                       Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description.

General

The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is administered by the RSAC Employee Benefit Committee (“Plan Administrator”). The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of Reliance Steel & Aluminum Co., other than those listed below, are not covered under this Plan as of December 31, 2014.

Allegheny Steel Distributors, Inc.	Liebovich Bros., Inc.
Aluminum and Stainless, Inc.	Metals USA Holdings Corp.
American Metals Corporation	McKey Perforating Co., Inc.
AMI Metals, Inc.	McKey Perforated Products Co., Inc.
CCC Steel, Inc.	National Specialty Alloys, Inc.
Chapel Steel Corp.	Pacific Metal Company
Chatham Steel Corporation	PDM Steel Service Centers, Inc.
Clayton Metals, Inc.	Phoenix Corporation
Continental Alloys and Services, Inc.	Precision Flamecutting and Steel, Inc.
Crest Steel Corporation	Service Steel Aerospace Corp.
Delta Steel, Inc.	Siskin Steel & Supply Company, Inc.
Diamond Manufacturing Company	Smith Pipe & Steel Company
Durrett Sheppard Steel Co., Inc.	Sugar Steel Corporation
Earle M. Jorgensen Company	Sunbelt Steel Texas, Inc.
Feralloy Corporation	Toma Metals, Inc.
GH Metal Solutions, Inc.	Valex Corp.
Haskins Steel Co., Inc.	Viking Materials, Inc.
Infra - Metals Co.	Yarde Metals, Inc.

On January 1, 2015, McKey Perforating Co., Inc. and McKey Perforated Products Co., Inc. merged into Diamond Manufacturing Company.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Transfers from/to Other Plans

During July 2014, the Metals USA, Inc. 401(k) Plan was merged into the Plan and its assets were transferred accordingly in December 2014. Additionally, the account balances of Haskins Steel Co., Inc. employees, who participated in the Haskins Steel Co., Inc. 401(k) Deferred Profit Sharing Plan, were transferred into the Plan during August 2014. The value of the participant account balances, including notes receivable from participants, were liquidated and transferred into the Plan as follows:

2014

Metals USA, Inc. 401(k) Plan	$96,700,536
Haskins Steel Co., Inc. 401(k) Deferred Profit Sharing Plan	4,402,059

$101,102,595

Eligible employees of Metals USA Holdings Corp., became eligible to participate in the Plan as of July 1, 2014 and received past service credit for purposes of vesting under the provisions of the Plan.

Eligible employees of Haskins Steel Co., Inc. became eligible to participate in the Plan as of November 1, 2013 and received past service credit for purposes of vesting under the provisions of the Plan. Haskins Steel Co., Inc. is a wholly-owned subsidiary of American Metals Corporation.

Participation

Each employee is eligible to participate on the first day of each Plan calendar quarter after the completion of three months of service.

Each newly eligible employee is automatically enrolled into the Plan with a 3% deferral of eligible compensation, unless the employee selects a different deferral percentage or declines to participate in the Plan.

Contributions

Participants may make up to 50% deferrals of eligible compensation to the Plan, subject to federal limits. In addition, the participating employers may make discretionary matching and profit sharing contributions to the Plan. Discretionary matching contributions are made each payroll period. Participants may also contribute eligible rollovers from other qualified defined benefit or defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of investment earnings. The participant is entitled to the benefit from their vested account balance. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. As of December 31, 2014 and 2013, all forfeited nonvested account balances had been used to reduce Company contributions. For the year ended December 31, 2014, $444,926 was used to reduce the Company’s contributions.

Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years and up to ten years for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. Notes receivable from participants as of December 31, 2014 bear interest at rates ranging from 2.75% to 10.50% and mature through December 2024.  Interest earned is recorded on an accrual basis as interest income from notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan’s participants and all other investment expenses are offset against the related investment income. Fees paid by the Plan participants to the trustee and recordkeeper for administrative expenses amounted to $109,132 for the year ended December 31, 2014.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

2.                       Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan retains an interest in the Reliance Steel & Aluminum Co. Master 401(k) Plan and Yarde Metals, Inc. Frozen 401(k) Savings Plan Master Trust (the “Master Trust”).  See Note 3, Information Concerning the Master Trust.

The Master Trust holds investments in the Fidelity Managed Income Portfolio, which is a common collective trust. Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan retains an interest in the Master Trust, which holds investments in registered investment companies (mutual funds), a common collective trust, and in common stock. Mutual funds and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value of the shares held by the Master Trust at year-end. The investment in the common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Fidelity Managed Income Portfolio, a common collective trust, has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. For purposes of the Statements of Net Assets Available for Benefits, these investments are stated at fair value, rather than contract value, to the extent they are fully benefit-responsive as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. The fair value of these investments is determined using the market price of the underlying securities and the value of the investment contract.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is included in the accompanying Statement of Changes in Net Assets Available for Benefits as Plan interest in Master Trust investment gain, net which is detailed in Note 3, Information Concerning the Master Trust.

Risks and Uncertainties

The Plan retains an interest in the Master Trust which utilizes various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Recently Issued Accounting Pronouncements

In May 2015, the FASB issued accounting guidance that will remove certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. The guidance should be applied retrospectively to all periods presented and is effective for Plan years beginning after December 15, 2015, with early adoption permitted. Adoption of this new accounting guidance is not expected to have a material impact on the Plan’s financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

3.  Information Concerning the Master Trust

The Plan has an undivided interest in all investments of the Master Trust. The following tables summarize the net assets and net investment income of the Master Trust:

December 31,	2014	2013

Assets

Investments, at fair value:
Interest-bearing cash	$3,026,087	$3,671,496
Money market fund	55,804,745	53,525,188
Mutual funds	721,214,219	595,291,566
Common collective trust	20,144,631	20,683,976
Reliance Steel & Aluminum Co. common stock	74,164,149	85,766,167
Total investments	874,353,831	758,938,393

Receivables:
Other receivables	225,304	10,595
Total receivables	225,304	10,595

Total assets	874,579,135	758,948,988

Liabilities

Other payables	21,534	1,554

Total liabilities	21,534	1,554

Net assets available for benefits at fair value	874,557,601	758,947,434

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	(294,444)	(311,771)

Net assets available for benefits	$874,263,157	$758,635,663

Master Trust investment gain:

Year Ended December 31,	2014

Investment income:
Net depreciation in fair value of investments:
Mutual Funds	$(20,200,243)
Reliance Steel & Aluminum Co. common stock	(16,530,716)
Net depreciation in fair value of investments	(36,730,959)

Interest and dividend income	57,796,278

Total investment gain, net	$21,065,319

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

The following investments represent 5% or more of the Master Trust’s net assets at December 31, 2014 and 2013:

	2014	2013

Common Stock:
Reliance Steel & Aluminum Co.	$74,164,149	$85,766,167
Mutual Funds:
Fidelity Freedom 2020 Fund	79,339,787	71,597,876
Fidelity Retirement Money Market	55,804,745	53,525,188
Pimco Total Return Fund: Institutional Class	51,435,739	*
Fidelity Mid-Cap Stock Fund: Class K	51,051,374	47,646,906
Fidelity Freedom 2030 Fund	47,109,301	40,994,854
American Beacon Large Cap Value Fund: Institutional Class	45,911,964	*
Fidelity Diversified International Fund: Class K	45,181,559	*
Spartan 500 Index Fund: Institutional Class	44,231,608	*
Fidelity Freedom 2015 Fund	*	38,694,168

* Investment did not represent 5% or more of the Master Trust’s net assets available for benefits.

Participants may invest in certain investments offered by Fidelity Management Trust Company, the trustee and recordkeeper of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest-bearing cash. At December 31, 2014 and 2013, the Plan, through the Master Trust, held 1,657,189 and 1,562,511 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $77,394,006 and $89,446,704, respectively. As of December 31, 2014 and 2013, the Reliance Steel & Aluminum Co. stock fund consisted of 1,210,448 and 1,130,883 shares, respectively, of Reliance Steel & Aluminum Co. common stock.

For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2014 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

4.                       Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$3,026,087	$-	$-	$3,026,087
Mutual Funds:
Bond Funds	60,295,779	-	-	60,295,779
Large Cap Equity Funds	183,302,823	-	-	183,302,823
Mid Cap Equity Funds	121,929,000	-	-	121,929,000
Small Cap Equity Funds	25,838,813	-	-	25,838,813
International Funds	46,138,609	-	-	46,138,609
LifeCycle Funds	283,709,195	-	-	283,709,195
Common collective trust	-	20,144,631	-	20,144,631
Money market fund	55,804,745	-	-	55,804,745
Reliance Steel &
Aluminum Co. common stock	74,164,149	-	-	74,164,149

Total investments at fair value	$854,209,200	$20,144,631	$-	$874,353,831

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$3,671,496	$-	$-	$3,671,496
Mutual Funds:
Bond Funds	43,071,971	-	-	43,071,971
Large Cap Equity Funds	127,763,799	-	-	127,763,799
Mid Cap Equity Funds	118,966,226	-	-	118,966,226
Small Cap Equity Funds	17,288,750	-	-	17,288,750
International Funds	36,468,686	-	-	36,468,686
LifeCycle Funds	251,732,134	-	-	251,732,134
Common collective trust	-	20,683,976	-	20,683,976
Money market fund	53,525,188	-	-	53,525,188
Reliance Steel &
Aluminum Co. common stock	85,766,167	-	-	85,766,167

Total investments at fair value	$738,254,417	$20,683,976	$-	$758,938,393

The Master Trust’s investments that are measured at fair value on a recurring basis, such as the money market fund, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

in active markets. The Master Trust also invests in a stable value fund held within a common collective trust for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common collective trust, this investment asset has been classified as Level 2. The stable value fund has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

5.                       Related Party Transactions

Certain Master Trust investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee and recordkeeper as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

6.                       Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 20, 2014, confirming compliance with the Pension Protection Act of 2006 (“PPA”) and in consideration of the 2010 Cumulative List of Changes in the Plan Qualification Requirements. Although the Plan has been subsequently amended, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the Internal Revenue Code.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements.

7.                       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.                       Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balances were returned by the Plan to the participants prior to IRS deadlines.

9.                       Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102,

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

thus constituting nonexempt transactions between the Plan and the Company during the 2014 Plan year. Late remittances amounted to $199,415 for the 2014 Plan year. The Company is currently in process of making the appropriate filings in accordance with the IRS’ Employee Plans Compliance Resolution System.

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

December 31,	2014	2013

Net assets available for
benefits as reported on the Form 5500	$ 905,666,012	$ 786,390,764
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	(294,444)	(311,771)

Net assets available for benefits as reported
on the accompanying financial statements	$ 905,371,568	$ 786,078,993

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2014

Net increase in net assets available for benefits as
reported on the Form 5500 *	$119,275,248

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust:
Beginning of year	311,771
End of year	(294,444)

Net increase in net assets available for Plan benefits
as reported on the accompanying financial statements	$119,292,575

* - The net increase in net assets available for benefits as reported on the Form 5500 includes asset transfers made during the year.

Supplemental Schedules

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

Year Ended December 31, 2014	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included: ☑
$199,415	$191,898	$7,517	—	—

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value

	Master Trust:
*	Master Trust	Plan interest in the Master Trust Investments	-	874,557,601
	Notes receivable from participants:
*	Notes receivable from participants	Notes receivable from participants with interest rates ranging from 2.75% to 10.50%, collateralized by participants’ account balances and maturing through December 2024	-	25,496,382
	Total Investments			$900,053,983

* - Represents a party-in-interest as defined by ERISA.

**- The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

Dated: June 22, 2015	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee